August 16, 2021

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mr. Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
The Proxy Statement/Prospectus Filed on July 23, 2021
Securities Act File No. 333-258150

Dear Ms. Dubey and Mr. Ellington:

This letter responds to comments on the above-referenced Proxy Statement/Prospectus filed on Form N-14 with respect to the proposed reorganization of the Aberdeen International Sustainable Leaders Fund, Aberdeen Global Equity Impact Fund and Aberdeen Global High Income Fund (each a “Target Fund”), each a series of Aberdeen Investment Funds, into corresponding series of Aberdeen Funds of the same name (each an “Acquiring Fund”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in telephone conversations with Megan Johnson of Dechert LLP on August 4, 2021, and Brooke Clark and Louis Rosenbaum of Dechert LLP on July 27, 2021.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement/Prospectus.

Comment No. 1:               Please supplementally confirm that the fees in each fees and expenses table are the current fees of the Funds. Please see Item 3 of Form N-14.

Response:                         The Registrant will update the fees in each fees and expenses table to reflect annualized fees and expenses as of the Funds’ semi-annual period ended April 30, 2021.

Comment No. 2:               Please supplementally confirm that any expenses of a Target Fund subject to recoupment will not be subject to recoupment after the Reorganizations.

Response:                         See response to Comment No. 11 below.

Comment No. 3:               In the “What are the federal income tax consequences of each Reorganization?” section, please disclose the dollar amount and the related expiration dates of any capital loss carryforwards that are available for each Target Fund and discuss any potential loss or limit on the use of those capital loss carryforwards as a result of each Reorganization.

Response:                         The Registrant has added the following:

As of October 31, 2020, capital loss carryforwards, as shown in the table below, were available to the Target Funds to the extent provided by the regulations to offset future realized gains on each respective fund as indicated. Each Reorganization is not expected to result in limitations on each Acquiring Fund’s ability to use each Target Fund’s capital loss carryforwards.

Fund	Amount	Expires
Select International Equity Fund	$20,177,122	Unlimited (Short-Term)
Select International Equity Fund	407,098,101	Unlimited (Long-Term)
Global Equity Impact Fund	24,240,219	Unlimited (Long-Term)
Global High Income Fund	53,728,063	Unlimited (Short-Term)
Global High Income Fund	184,203,495	Unlimited (Long-Term)

Comment No. 4:               Please supplementally confirm and disclose that each Target Fund will be the accounting survivor of each applicable Reorganization.

Response:                         The Registrant confirms that each Target Fund will be the accounting survivor of each applicable Reorganization and will add a statement to that effect to the Prospectus/Proxy Statement.

Comment No. 5:               Please represent that none of the newly organized Acquiring Funds will publicly offer or sell shares until each applicable Reorganization is approved by shareholders.

Response:                         The Registrant confirms that the Acquiring Funds will not publicly offer or sell shares until each applicable Reorganization has been approved by shareholders.

Comment No. 6:               In the “What effect will each Reorganization have on me as a Target Fund shareholder?” section, please clarify whether the portfolio managers will continue to be the same people after the Reorganizations.

Response:                         The Registrant will clarify that the portfolio managers for the Funds are expected to be the same before and after the Reorganizations.

Comment No. 7:               As a global comment for each proposal, please apply all applicable comments previously provided to the Registrant by the Staff on Post-Effective Amendment No. 105 relating to the registration of the Acquiring Funds.

Response:                         Please see the letter on behalf of the Registrant responding to the comments provided in connection with Post-Effective Amendment No. 105, as filed on May 28, 2021 as accession number 0001104659-21-074248. We will incorporate any comments in a manner consistent with the Acquiring Funds’ registration statement.

Comment No. 8:               For each proposal, under “Investment Restrictions,” please add a brief description of the differences in investment restrictions after the initial sentence.

Response:                         The Registrant will revise the disclosure accordingly.

Comment No. 9:               In the “What are the fees and expenses of the Fund and what can I expect them to be after the Reorganization?” section for each proposal, please clarify that Class A shares of the Combined Fund will be subject to any applicable sales charges and that the Acquiring Fund is, and Combined Fund will be, subject to a small account fee whereas the Target Fund is not subject to such a fee. Please add a discussion of these differences to the Q&A section.

Response:                         The Registrant will revise the disclosure accordingly.

Comment No. 10:             Please confirm that, when the performance for Class A shares of the Acquiring Funds is shown after the reorganizations, the effect of the Class A sales load will be reflected in the historical performance.

Response:                         The Registrant confirms that performance will reflect the impact of the Class A sales load.

Comment No. 11:             In footnote 4 of each fee and expense table, please disclose whether the Adviser’s ability to recoup expenses previously limited from the Target Fund would continue after the Reorganization.

Response:                         The Registrant has added the following: “The Adviser’s ability to recoup management fees previously limited and/or expenses previously paid by the Adviser with respect to the Target Fund will not continue after the Reorganization.”

Comment No. 12:             Please add a proposal to adjourn the Meeting per Rule 14a-4 of the Securities Exchange Act of 1934.

Response:                         The Registrant respectfully declines to include an additional proposal. The Registrant does not view adjournment to permit further solicitation of proxies as a substantive proposal for which proxies must be independently solicited. The history of proposed Rule 20a-4 under the 1940 Act is instructive in this regard.

Proposed Rule 20a-4 “would have prohibited any adjournment of a meeting of shareholders of a registered investment company which related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.”(1) However, the SEC withdrew proposed Rule 20a-4, and instead noted that “[i]nvestment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals.”(2) The SEC’s statements in its Statement on Adjournment expressly authorize investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty. Moreover, had the SEC considered the question of adjournment to be a substantive proposal requiring a separate proposal, proposed Rule 20a-4 and the Statement on Adjournment would not have been necessary.

The Registrant is not aware of any published regulatory authority requiring stockholder pre-approval for an adjournment, excluding adjournments from the scope of Rule 14a-4(c)(7)(3) or otherwise prohibiting the actions provided for in the noted disclosure.

Comment No. 13:             In “Exhibit B - Investment Restrictions,” please highlight any differences in the Funds’ fundamental investment restriction related to diversification.

Response:                         Each Fund is a diversified open-end management investment company. The Registrant has added disclosure that clarifies this in the Proxy Statement/Prospectus.

Comment No. 14:             Please apply comments previously provided on Post-Effective Amendment No. 105 to Exhibit C as applicable.

Response:                         Please see the letter on behalf of the Registrant responding to the comments provided in connection with Post-Effective Amendment No. 105, as filed on May 28, 2021 as accession number 0001104659-21-074248. The Registrant will incorporate any comments in a manner consistent with the Acquiring Funds’ registration statement.

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Should you have any questions concerning the above, please call the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan Johnson

Megan Johnson